AmBase Corporation
100 Putnam Green, Third Floor
Greenwich, Connecticut  06830

January 4, 2013

Via Edgar Filing	Via Edgar Filing

Mr. Daniel L. Gordon	Mr. Jorge L. Bonilla
Branch Chief	Division of Corporate Finance
Division of Corporate Finance	US Securities and Exchange Commission
US Securities and Exchange Commission	100 F Street, NE
100 F Street, NE	Washington, DC 20549
Washington, DC 20549

Re:        Staff Comment letter dated December 20, 2012
AmBase Corporation
Form 10-K for the year ended December 31, 2011
Filed March 28, 2012
File No. 001-07265

Dear Mr. Gordon/Mr. Bonilla:

Set forth below are AmBase Corporation's (the "Company") responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated December 20, 2012 (received Thursday, December 20, 2012).

We have carefully reviewed your letter and the Staff's comments internally and with Marcum LLP, the Company's Independent Public Accountants and Seyfarth Shaw LLP, the Company's outside corporate legal counsel.

For convenience of reference, all of the Staff comments are provided below, followed by the accompanying responses.  References in the responses are to be the Company's Annual Report on Form 10K for the year ended December 31, 2011, filed with the Commission via EDGAR on March 28, 2012.

1.	Staff Comment – Report of Marcum LLP Independent Registered Public Accounting Firm, page 45

"Please revise the accountants' report to include the signature of the accountants.  See Rule 2-02(a)(2) of Regulation S-X and Rule 302(a) of Regulation S-T."

Response:

With regard to the Staff's comment regarding the accountant's report to include the signature of the accountants, the Company will amend the Company's Annual Report on Form 10-K for the year ended December 31, 2011, to include a signature of the accountants along with Part II, Item 8 items and the Company Officer's certifications on Exhibits 31 and Exhibits 32.  Please note a signed copy of the accountants' report was originally provided to the Company by Marcum LLP (the Company's accountants) and maintained in the Company's files.  Apparently when transmitting the electronic version of the Annual Report on Form 10-K for the year ended December 31, 2011, via EDGAR, the proper accountants' notation was not included in the electronic filing.  An electronic filing of the Form 10-K/A – Amendment No. 1 for the year ended December 31, 2011 is being filed with the Commission.

Additionally, the Staff Comment is noted and in future filings the Company will be sure to include a signed copy of the accountant's report with its filing.

In connection with this response, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It should be noted, as part of our filing process with the Commission, Marcum LLP and Seyfarth Shaw regularly review the Company's Commission filings.

If necessary, we would be pleased to discuss these matters in further detail, at your convenience.  Should you have any further questions, please contact us to arrange a mutually convenient time.  We can be contacted as follows:

Mr. Richard A. Bianco	Mr. John Ferrara
Chairman, President and Chief Executive Officer	Vice President and Chief Financial Officer
AmBase Corporation	AmBase Corporation
100 Putnam Green, 3rd Floor	100 Putnam Green, 3rd Floor
Greenwich, CT 06830	Greenwich, CT 06830
Telephone: (203) 532-2010	Telephone: (203) 532-2054
Fax: (203) 532-1115	Fax: (203) 532-1115

Thank you.

Sincerely,

/s/ Richard A. Bianco	/s/ John Ferrara
Richard A. Bianco	John Ferrara
Chairman, President and Chief Executive Officer	Vice President and Chief Financial Officer

JPF:mmd